Exhibit A

CERAGON NETWORKS REPORTS 2022 SECOND QUARTER
FINANCIAL RESULTS

Q2 2022 Financial Highlights:

•	Revenues of $70.7 million

•	Operating Income (loss) of $(0.3) million on a GAAP basis, or $0.4 million on a non-GAAP basis

•	EPS of $(0.02) per diluted share on a GAAP basis, or $(0.03) per diluted share on a non-GAAP basis

Q2 2022 Business Highlights:

•	Strong bookings in North America, Europe, India, Latin America and APAC

•
North America: Record quarter in terms of bookings; represents 26% of all bookings. Bookings grew by 38% over Q1 2022. Strong backlog. Leading Tier 1 operator is intensively implementing Ceragon’s equipment for 5G network expansion

•	Europe: Strong revenues and a very healthy backlog

•	India: Strong bookings in Q2; strongest region in terms of revenues; reflecting ongoing deliveries for existing customers

Rosh Ha’ain, Israel, August 1, 2022 - Ceragon Networks Ltd. (NASDAQ: CRNT) (the “Company”, “Ceragon”, “we”, “us”, or “our”), the global innovator and leading solutions provider of 5G wireless transport, today reported its financial results for the second quarter ended June 30, 2022.

Doron Arazi, Ceragon’s CEO, commented: “I’m pleased to share that Ceragon saw continued strong business momentum in the second quarter of 2022. In parallel, the positive reaction of the market to our growth strategy has been very encouraging. As the supply chain disruptions and component shortages continue, we have implemented and continue to implement measures targeted at mitigating the impact of these external macro-circumstances.

Our accelerating bookings and healthy backlog propel us forward and help us reach new performance milestones, including in key regions such as North America. With strong market and technology drivers, skillful people, and a robust growth strategy, we remain confident about our short- and long-term business potential”.

Primary Second Quarter 2022 Financial Results:

Revenues were $70.7 million, up 3.1% from $68.6 million in Q2 2021 and up 0.6% from $70.3 million in Q1 2022. Revenues were still impacted by the challenges the Company experienced in each region, which involved delivery delays due to component shortages and supply chain disruptions.

Gross profit was $21.4 million, giving us a gross margin of 30.3%, compared with a gross margin of 31.9% in Q2 2021 and 27.5% in Q1 2022. Our improved gross margin was primarily due to the increased software portion and a certain reduction in our shipment costs.

Operating income (loss) was $(0.3) million compared with $0.5 million for Q2 2021 and $(1.3) million for Q1 2022.

Net loss was $(1.5) million, or $(0.02) per diluted share compared with $(1.7) million, or $(0.02) per diluted share for Q2 2021 and $(2.3) million, or $(0.03) per diluted share for Q1 2022.

Non-GAAP results were as follows: Gross margin was 30.5%, operating profit was $0.4 million, and net loss was $(2.5) million, or $(0.03) per diluted share.

Cash and cash equivalents were $23.6 million at June 30, 2022, compared to $25.0 million at March 31, 2022.

For a reconciliation of GAAP to non-GAAP results, see the attached tables.

Revenue Breakout by Geography:

Q2 2022
India	31%
North America	21%
Europe	15%
Latin America	16%
APAC	11%
Africa	6%

Outlook

We are reaffirming our 2022 revenue guidance of $300 - $315 million, and our 2023 revenue guidance of $325 - $345 million. Our guidance is of course subject to potential downsides and upsides as we continue to address supply chain challenges facing the industry. Our 5-year revenue target is approximately $500 million, and we also target increasing our gross margins to at least 34-36% over the same period.

Conference Call

The Company will host a Zoom web conference today at 9:00a.m. ET to discuss the results, followed by a question and answer session for the investment community.

Investors are invited to register by clicking here. All relevant information will be sent upon registration.

If you are unable to join us live, a recording of the call will be available on our website at www.ceragon.com within 24 hours after the call.

About Ceragon Networks

Ceragon Networks Ltd. (NASDAQ: CRNT) is the global innovator and leading solutions provider of 5G wireless transport. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul and fronthaul solutions. Our customers include service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 5G & 4G broadband wireless connectivity, mission-critical multimedia services, stabilized communications, and other applications at high reliability and speed.

Ceragon’s unique multicore technology and disaggregated approach to wireless transport provides highly reliable, fast to deploy, high-capacity wireless transport for 5G and 4G networks with minimal use of spectrum, power, real estate, and labor resources. It enables increased productivity, as well as simple and quick network modernization, positioning Ceragon as a leading solutions provider for the 5G era. We deliver a complete portfolio of turnkey end-to-end AI-based managed and professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 400 service providers, as well as more than 800 private network owners, in more than 150 countries. For more information please visit: www.ceragon.com

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon’s management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include, but are not limited to, statements regarding: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, supply chain and shipping, components availability, growth prospects, product development, financial resources, cost savings and other financial and market matters. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” or the negative of such terms, or other comparable terminology, although not all forward-looking statements contain these identifying words.

Although we believe that the projections reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations therefrom will not be material. Such forward-looking statements involve known and unknown risks and uncertainties that may cause Ceragon’s future results or performance to differ materially from those anticipated, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, any ongoing actions taken and future actions that may be taken by Aviat Networks Inc. or other stockholders or others; the continuing impact of the components shortage due to the global shortage in semiconductors, chipsets, components and other commodities, on our supply chain, manufacturing capacity and ability to timely deliver our products, which have caused, and could continue to cause delays in deliveries of our products and in the deployment of projects by our customers, risk of penalties and orders cancellation created thereby, as well as profit erosion due to constant price increase, payment of expedite fees and costs of inventory pre-ordering and procurement acceleration of such inventory, and the risk of becoming a deadstock if not consumed; the continued effect of the global increase in shipping costs and decrease in shipping slots availability on us, our supply chain and customers, which have resulted, and may continue to result in, price erosion, late deliveries and the risk of penalties and orders cancellation due to late deliveries; the impact of the transition to 5G technologies on our revenues if such transition is developed differently than we anticipated; the risks relating to the concentration of a major portion of our business on large mobile operators around the world from which we derive a significant portion of our ordering, that due to their relative effect on the overall ordering coupled with inconsistent ordering pattern and volume of business directed to us, creates high volatility with respect to our financial results and results of operations; the effect of the competition from other wireless transport equipment providers and from other communication solutions that compete with our high-capacity point-to-point wireless products; the continued effect of the COVID-19 pandemic on the global economy and markets and on us and on the markets in which we operate and our and our customers, providers, business partners and contractors business and operations; the risks relating to increased breaches of network or information technology security along with increase in cyber-attack activities, growing cyber-crime threats, and changes in privacy and data protection laws, that could have an adverse effect on our business; risks associated with any failure to meet our product development timetable, including delay in the commercialization of our new chipset; imposition of additional sanctions and global trade limitations in connection with Russia’s invasion to Ukraine, the effects of general economic conditions and trends on the global and local markets in which we operate and such other risks, uncertainties and other factors that could affect our results, as further detailed in Ceragon’s most recent Annual Report on Form 20-F and in Ceragon’s other filings with the Securities and Exchange Commission.

Such forward-looking statements, including the risks, uncertainties and other factors that could affect our results, represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. Such forward-looking statements do not purport to be predictions of future events or results and there can be no assurance that it will prove to be accurate. Ceragon may elect to update these forward-looking statements at some point in the future but the company specifically disclaims any obligation to do so except as may be required by law.

Ceragon’s public filings are available on the Securities and Exchange Commission’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.

ADDITIONAL INFORMATION

Ceragon has filed a definitive proxy statement and WHITE proxy card with the U.S. Securities and Exchange Commission (the “SEC”) in connection with its solicitation of proxies for the 2022 Extraordinary General Meeting of Ceragon Shareholders (the “2022 Extraordinary General Meeting”). CERAGON SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ THE DEFINITIVE PROXY STATEMENT (AND ANY AMENDMENTS AND SUPPLEMENTS THERETO) AND ACCOMPANYING WHITE PROXY CARD AS THEY CONTAIN IMPORTANT INFORMATION. Shareholders may obtain the proxy statement, any amendments or supplements to the proxy statement and other documents as and when filed by Ceragon with the SEC without charge from the SEC’s website at www.sec.gov.

Ceragon Investor & Media Contact:
Maya Lustig
Ceragon Networks
Tel. +972-54-677-8100
mayal@ceragon.com

-Tables Follow-

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021

Revenues	$70,674	$68,621	$140,993	$136,891
Cost of revenues	49,268	46,736	100,250	94,860

Gross profit	21,406	21,885	40,743	42,031

Operating expenses:
Research and development, net	7,527	7,555	14,292	14,965
Sales and Marketing	9,362	7,643	18,134	15,933
General and administrative	4,840	6,197	9,898	10,290

Total operating expenses	$21,729	$21,395	$42,324	$41,188

Operating income (loss)	(323)	490	(1,581)	843

Financial expenses and others, net	757	1,802	1,516	2,853

Loss before taxes	(1,080)	(1,312)	(3,097)	(2,010)

Taxes on income	440	397	711	872

Net loss	$(1,520)	$(1,709)	$(3,808)	$(2,882)

Basic net loss per share	$(0.02)	$(0.02)	$(0.05)	$(0.03)
Diluted net loss per share	$(0.02)	$(0.02)	$(0.05)	$(0.03)

Weighted average number of shares used in computing basic net loss per share	84,019,188	83,423,693	83,989,766	83,006,047

Weighted average number of shares used in computing diluted net loss per share	84,019,188	83,423,693	83,989,766	83,006,047

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	June 30, 2022	December 31, 2021
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$23,592	$17,079
Trade receivables, net	115,740	107,826
Other accounts receivable and prepaid expenses	17,757	17,179
Inventories	60,710	61,398

Total current assets	217,799	203,482

NON-CURRENT ASSETS:
Trade recivables, net	6,994	10,484
Severance pay and pension fund	4,878	5,648
Property and equipment, net	30,886	29,383
Operating lease right-of-use assets	18,980	20,233
Intangible assets, net	6,463	6,274
Other non-current assets	18,980	17,059

Total non-current assets	87,181	89,081

Total assets	$304,980	$292,563

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$72,032	$69,436
Deferred revenues	3,067	3,384
Short-term loans	31,900	14,800
Operating lease liabilities	3,812	4,359
Other accounts payable and accrued expenses	24,883	23,704

Total current liabilities	135,694	115,683

LONG-TERM LIABILITIES:
Accrued severance pay and pension	9,641	10,799
Deferred revenues	10,895	9,275
Other long-term payables	2,472	2,445
Operating lease liabilities	14,305	17,210

Total long-term liabilities	37,313	39,729

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	224	224
Additional paid-in capital	429,792	428,244
Treasury shares at cost	(20,091)	(20,091)
Other comprehensive loss	(12,425)	(9,507)
Accumulated deficits	(265,527)	(261,719)

Total shareholders' equity	131,973	137,151

Total liabilities and shareholders' equity	$304,980	$292,563

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Cash flow from operating activities:
Net loss	$(1,520)	$(1,709)	$(3,808)	$(2,882)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,834	2,943	5,775	5,829
Loss from sale of property and equipment, net	2	195	20	67
Stock-based compensation expense	689	286	1,435	637
Decrease in accrued severance pay and pensions, net	(296)	(301)	(369)	(504)
Decrease (increase) in trade receivables, net	(2,609)	(176)	(4,173)	237
Increase in other accounts receivable and prepaid expenses (including other long term assets)	(1,278)	(4,780)	(3,056)	(5,872)
Decrease in operating lease right-of-use assets	892	1,179	1,873	2,448
Decrease (increase) in inventory, net of write off	(3,102)	(3,764)	449	(2,046)
Increase in deferred tax asset, net	-	(135)	-	(125)
Increase in trade payables	3,103	4,268	1,339	2,137
Increase (decrease) in other accounts payable and accrued expenses (including other long term liabilities)	(433)	10	(1,706)	(3,646)
Decrease in operating lease liability	(2,666)	(744)	(4,071)	(2,199)
Increase (decrease) in deferred revenues	1,211	(230)	1,303	1,307
Net cash used in operating activities	$(3,173)	$(2,958)	$(4,989)	$(4,612)
Cash flow from investing activities:
Purchase of property and equipment, net	(2,845)	(1,728)	(5,368)	(3,931)
Proceeds from sale of property and equipment, net	-	-	-	200
Purchase of intangible assets, net	(234)	-	(437)	-
Net cash used in investing activities	$(3,079)	$(1,728)	$(5,805)	$(3,731)

Cash flow from financing activities:
Proceeds from exercise of options	32	269	113	3,958
Proceeds from bank credits and loans, net	4,950	-	17,100	6,000
Net cash provided by financing activities	$4,982	$269	$17,213	$9,958

Translation adjustments on cash and cash equivalents	$(98)	$76	$94	$(46)
Increase (decrease) in cash and cash equivalents	$(1,368)	$(4,341)	$6,513	$1,569
Cash and cash equivalents at the beginning of the period	24,960	33,011	17,079	27,101
Cash and cash equivalents at the end of the period	$23,592	$28,670	$23,592	$28,670

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands)
(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021

GAAP cost of revenues	$49,268	$46,736	$100,250	$94,860
Stock based compensation expenses	(125)	(35)	(257)	(71)
Paycheck protection program	-	306	-	306
Changes in indirect tax positions	(1)	(2)	(1)	(3)
Non-GAAP cost of revenues	$49,142	$47,005	$99,992	$95,092

GAAP gross profit	$21,406	$21,885	$40,743	$42,031
Gross profit adjustments	126	(269)	258	(232)
Non-GAAP gross profit	$21,532	$21,616	$41,001	$41,799

GAAP Research and development expenses	$7,527	$7,555	$14,292	$14,965
Stock based compensation expenses	(34)	(61)	(20)	(113)
Non-GAAP Research and development expenses	$7,493	$7,494	$14,272	$14,852

GAAP Sales and Marketing expenses	$9,362	$7,643	$18,134	$15,933
Stock based compensation expenses	(302)	(50)	(579)	(154)
Paycheck protection program	-	673	-	673
Non-GAAP Sales and Marketing expenses	$9,060	$8,266	$17,555	$16,452

GAAP General and Administrative expenses	$4,840	$6,197	$9,898	$10,290
Retired CEO compensation	-	(810)	96	(810)
Stock based compensation expenses	(228)	(140)	(579)	(299)
Non-GAAP General and Administrative expenses	$4,612	$5,247	$9,415	$9,181

GAAP operating income (loss)	$(323)	$490	$(1,581)	$843
Stock based compensation expenses	689	286	1,435	637
Changes in indirect tax positions	1	2	1	3
Retired CEO compensation	-	810	(96)	810
Paycheck protection program	-	(979)	-	(979)
Non-GAAP operating income (loss)	$367	$609	$(241)	$1,314

GAAP financial expenses and others, net	$757	$1,802	$1,516	$2,853
Leases – financial income (expenses)	1,774	(435)	2,199	(249)
Non-GAAP financial expenses and others, net	$2,531	$1,367	$3,715	$2,604

GAAP Tax expenses	$440	$397	$711	$872
Non cash tax adjustments	(136)	23	(346)	(105)
Non-GAAP Tax expenses	$304	$420	$365	$767

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021

GAAP net loss	$(1,520)	$(1,709)	$(3,808)	$(2,882)
Stock based compensation Expenses	689	286	1,435	637
Changes in indirect tax positions	1	2	1	3
Leases – financial expenses (income)	(1,774)	435	(2,199)	249
Paycheck protection program	-	(979)	-	(979)
Retired CEO compensation	-	810	(96)	810
Non-cash tax adjustments	136	(23)	346	105
Non-GAAP net loss	$(2,468)	$(1,178)	$(4,321)	$(2,057)

GAAP basic net loss per share	$(0.02)	$(0.02)	$(0.05)	$(0.03)

GAAP diluted net loss per share	$(0.02)	$(0.02)	$(0.05)	$(0.03)
Non-GAAP basic and diluted net loss per share	$(0.03)	$(0.01)	$(0.05)	$(0.02)

Weighted average number of shares used in computing GAAP basic net loss per share	84,019,188	83,423,693	83,989,766	83,006,047

Weighted average number of shares used in computing GAAP diluted net loss per share	84,019,188	83,423,693	83,989,766	83,006,047

Weighted average number of shares used in computing Non-GAAP diluted net loss per share	84,019,188	83,423,693	83,989,766	83,006,047